Filed by Columbus Circle Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp II

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Columbus Circle Capital Corp II (to be renamed Inflection Point Acquisition Corp. VII) (“IPAC”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is an email communication sent to certain employees of Elroy Air on August 12, 2026.

Elroy Air’s deSPAC Going-Public Employee Q&A

This Q&A is intended to provide answers for employees to commonly asked questions in connection with the proposed going-public deSPAC business combination (the “Business Combination”). However, all information in this Q&A is qualified in its entirety by reference to the Business Combination Agreement, form of Lock-up Agreement, and other relevant documents which have been, or will be, filed by the company with the U.S. Securities and Exchange Commission (the “SEC”). Additionally, this Q&A does not address all tax, accounting or legal considerations that may be relevant to your particular circumstances. This Q&A is for general informational purposes only and is not intended to be, and should not be construed as, tax, accounting, legal or other professional advice. Employees should consult their own independent tax, accounting, and other advisors regarding the consequences of the Business Combination, including the application of U.S. federal, state, local, and non-U.S. tax laws to their specific situation.

Lock-up Agreements

●	What is the term of the lock-up period?

○	Certain stockholders are prohibited from selling, transferring or otherwise disposing of any outstanding shares of common stock, any shares of common stock issuable upon exercise of options, or any securities convertible into, or exercisable, redeemable or exchangeable for common stock, until the earliest of:

■	6 months after the closing of the Business Combination, or

■	the date on which the common stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after closing of the Business Combination.

●	To whom will the lock-up period apply?

○	Current employees of Elroy Air, and equity holders of Elroy Air who will receive, or would receive upon exercise of vested or unvested options, 1% or more of the aggregate consideration to be paid to the holders of securities of Elroy Air in the Business Combination. If you are unsure whether the lock-up period will apply to you, please contact management to confirm.

Other Trading Restrictions

●	In addition to the lock-up period, will there be any other trading restrictions?

○	Yes. The post-closing public company will be subject to U.S. securities laws restricting insider trading. The company will adopt an insider trading policy upon closing of the Business Combination which, among other things, will impose quarterly blackout periods during which transactions in the company’s securities will be prohibited by certain employees. The company may also initiate event-driven blackout periods in certain circumstances and require pre-clearance of transactions in the company’s securities by certain individuals. Even outside of these blackout periods, employees may not undertake any transactions in company securities while in possession of material non-public information regarding the company.

●	When can option holders exercise vested stock options?

○	Holders of outstanding stock options can decide when to exercise vested stock options, subject to the following:

■	the terms of their stock option agreements,

■	payment of the applicable option exercise price and any required withholding taxes,

■	applicable insider trading policies and procedures, and

■	any applicable lock-up restrictions.

○	Practically speaking: employees of Elroy Air can exercise vested options freely, but should consider required payments to exercise and restrictions on the ability to sell exercised shares when making an exercise decision.

●	Can employees early exercise their existing options for unvested shares?

○	Early exercise is generally not available per our standard forms of stock option agreements. However, employees should refer to their individual stock option agreements to confirm.

●	For former employees who hold stock options, how do those interact with the lock-up period and post-Business Combination trading restrictions?

○	We expect that most former employees will not be bound by a lock-up since they will not meet the 1% threshold described above. We also do not anticipate that former employees who are no longer affiliated with the company will be subject to the company’s insider trading policy, including quarterly or event-driven blackout periods. However, any transactions by our former employees will still be subject to applicable U.S. securities laws.

●	How will the company communicate material news and updates to employees after becoming a public company, given that employees will be subject to insider trading rules and other restrictions that didn’t exist before?

○	As a public company, we will communicate material news through issuance of press releases and filings with the SEC. Any employee communications will be made in compliance with our insider trading policy, other applicable policies and applicable law. We will have special training for our employees to explain in detail the insider trading policy and other relevant considerations for public companies.

Treatment of Existing Equity Awards in the Business Combination

●	What happens to our unexercised options (vested and unvested) in the Business Combination? Are they converted, accelerated, or carried through as is?

○	Your unexercised options will automatically become options of the post-closing public company, exercisable for a number of shares and with an applicable exercise price reflecting the conversion ratio in the Business Combination, but will retain their original vesting schedule and other terms.

●	Will we be able to elect a cashless exercise of stock options after the closing of the Business Combination?

○	We expect that after closing of the Business Combination, we will appoint a captive broker and set up administrative procedures to facilitate cashless exercises – however, this is not currently available and will take some time to arrange following closing of the Business Combination. Holders of stock options will receive further updates when a captive broker is appointed and cashless exercise becomes available.

Tax Considerations

●	Does the merger preserve tax benefits on shares we’ve already exercised, including the five-year holding period required for the federal capital gains exemption on qualified small business stock (“QSBS”)?

○	Holding a stock option? The QSBS clock has not started.

○	Exercised a stock option? The clock starts on the date of exercise of vested shares.

○	For the shares to qualify as QSBS when you exercise, among other requirements, the company’s gross assets must be under the statutory limit (for shares issued before July 4, 2025, the statutory limit is $50 million) on the date of exercise, not the date the options were originally granted.

○	In summary, the transaction should theoretically preserve tax benefits on shares already exercised, but only if the conditions of hold-time and company gross assets (among other requirements) on the date you began owning the shares are met.

●	What is the intended tax treatment of the merger for employee equity holders? Is it structured as a tax-free reorganization?

○	Yes, the merger is intended to be treated as a tax-free reorganization. The company’s legal counsel is expected to deliver an opinion with the company’s registration statement that the merger should so qualify; however, the obligations of the parties to complete the merger are not conditioned on the receipt of such opinion. Further, such opinion will be based on certain assumptions and representations made by the parties, and if any such assumption or representation is or becomes incorrect, incomplete, inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date the opinion is issued, the validity of the opinion may be adversely affected. Such opinion is also not binding on the IRS or any court, and no IRS ruling will be sought with respect to the tax treatment of the merger. As a result, no assurance can be given that the IRS will not challenge such treatment or that a court would not sustain such a challenge, and there can be no assurance that the merger will so qualify.

●	When will we have a new 409A valuation?

○	Expecting to have this soon, and should be approved in the first half of August.

Post-Closing Compensation Arrangements

●	Will the company adopt a new equity incentive plan for future grants in connection with the Business Combination?

○	Yes. We will establish a new equity incentive plan in connection with the closing of the Business Combination.

○	The new equity incentive plan will contain terms and conditions standard for newly public companies of our size and industry, and we expect to transition to RSUs for future equity grants.

○	Compensation will continue to be structured as a mix of cash and equity securities of the company after the closing of the Business Combination.

●	Will there be new retention incentives or equity grants for current employees?

○	Any new equity grants will be made in the Board’s sole discretion, subject to applicable law and the terms and conditions of the Business Combination Agreement and other relevant ancillary agreements. If you receive an additional equity grant, you will be notified.

●	Should we expect any changes in compensation arrangements?

○	Our board is evaluating our current compensation arrangements. After closing of the Business Combination we intend to create a structured forward-going equity incentive grant policy, details and timing TBD.

Other Considerations

●	How is the Pre-PIPE structured? What dilution does that create for holders of Elroy Air’s common stock?

○	The pre-PIPE transaction was structured as an issuance of convertible promissory notes and warrants to purchase common stock. Upon closing of the Business Combination, the convertible notes will automatically convert to shares of preferred stock of the post-closing company.

○	Existing common stock holders of Elroy Air will be diluted to the extent that any warrants are exercised or any shares of preferred stock are converted to common stock.

●	How do we actually sell shares, when we are able to sell?

○	Sales can be facilitated through the company’s designated brokerage platform once the captive broker arrangement has been established post-closing of the Business Combination, subject to any applicable lock-up restrictions or other trading restrictions described above.

●	Where can we find additional information on the full deal terms of the Business Combination and related transactions?

○	The Business Combination Agreement was filed as an exhibit to the Form 8-K filed with the SEC on July 2, 2026 and is available at this link: https://www.sec.gov/ix?doc=/Archives/edgar/data/2088805/000121390026074998/ea0296438-8k425_columbus2.htm

○	Additionally, the company will file a registration statement on Form S-4, which will include further information about the Business Combination and will be available on the SEC’s website.

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC has confidentially submitted a draft registration statement on Form S-4 to the SEC and, following SEC review, intends to file the registration statement (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Columbus Circle Capital Corp. II, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent and memorandums of understanding and the risk that such letters of intent and memorandums of understanding may not convert to binding orders and there can be no assurance that any or all of such letters of intent and memorandums of understanding will result in future revenue and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the Federal Aviation Administration, Department of Defense, and other governmental authorities for drone operations; risks related to Elroy Air’s ability to scale commercial production of the Chaparral, including reliance on a third-party manufacturing partner, the sufficiency of PIPE proceeds to fund production, and the risk that stated performance specifications may not be achieved without additional development or certification; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.